

February 3, 2015

Via E-mail
Luis Asdruval Gonzalez Rodriguez
President and Chief Executive Officer
Recursos Montana S.A.
1ˢᵗ Street, #3, Cerros del Atlantico
Puerto Plata, Dominican Republic

> **Re: Recursos Montana S.A.**
> **Form 10-K for Fiscal Year Ended July 31, 2014**
> **Filed November 14, 2014**
> **File No. 001-35876**

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2014
Form 10-Q for the Quarterly Period Ended October 31, 2014

1.   In both your Form 10-K filed on November 14, 2014 and your Form 10-Q filed on December 19, 2014, you disclose that you have "no current plans, proposals or arrangement, written or otherwise, to seek a business combination with another entity." However, in your press release dated November 7, 2014, you announced that you entered into an agreement to purchase Tanaris Power, a company that develops lithium-ion batteries. Please tell us the nature and amount of the consideration that you are required to pay in connection with the acquisition of Tanaris Power and your planned source of funding for any cash payments that are required. Also, please tell us why you have not disclosed this transaction in your filings as a subsequent event in the MD&A section and in the financial statement footnotes. If material, please amend your filings to disclose this transaction. Refer to the guidance outlined in ASC 855-10-55-2 and ASC 855-10-S99-2. Also tell us why you have not filed a Form 8-K for the entry into a material agreement for this transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at (202) 551-3813 or James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

cc: Mark Lee, Esq.
       Greenberg Traurig, LLP